September 27, 2018

Via Edgar

Ms. Kristi Marrone, Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:       UDR, Inc.

File No. 001-10524

United Dominion Realty, L.P.

File No. 333-156002-01

Form 10-K for the fiscal year ended December 31, 2017

Filed February 20, 2018

Dear Ms. Marrone:

This letter is in response to the comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) included in your letter dated September 20, 2018 regarding the Annual Reports on Form 10-K for the fiscal year ended December 31, 2017 filed by UDR, Inc. (“UDR” or the “General Partner”) and United Dominion Realty, L.P. (the “OP”) on February 20, 2018 (the “Form 10-K”). For your convenience, we have set forth your comment below followed by our response.

United Dominion Realty, L.P. Consolidated Balance Sheets, page F-51

1.	Please tell us why you have recorded operational advances from the General Partner within equity and not as a liability. Cite relevant accounting literature.

Response:

As of December 31, 2017, UDR, as the General Partner of the OP, owned 100 percent of the OP’s general partnership interests and approximately 95 percent of its limited partnership interests. UDR is the primary beneficiary and consolidates the OP under the Variable Interest Entity model as disclosed on page F-19 of the Form 10-K. By virtue of being the sole General Partner of the OP, UDR has the complete discretion to control all of the operating, financing and investing activities of the OP, including the ability to authorize, issue, sell, redeem or purchase units or securities of the OP (excluding certain preferred units) without the approval of the limited partners.

As disclosed on page F-64 of the Form 10-K, the OP participates in UDR’s central cash management program, wherein all of the OP’s cash receipts are remitted to the General Partner and all cash disbursements are funded by the General Partner on behalf of the OP.

It is important to note that there is no existing contractual agreement with respect to the Advances (defined below) and no terms in place requiring probable settlement at a specified event, determinable date, or on demand (i.e., there is no agreement applicable to the Advances with a maturity date or other debt-like features or terms and no interest is being incurred). As such, the Advances are not a legal form of debt. Furthermore, as of the balance sheet date, UDR had no current or foreseeable intention to require the OP to repay the Advances (a future sacrifice of economics will not occur), which management believes further supports that the Advances are not a liability or debt.

U.S. Securities and Exchange Commission

September 27, 2018

Based upon the combination of the information above and our analysis of relevant accounting literature cited below, management believes that the advances from the General Partner to the OP (“the Advances”) are appropriately recorded within equity.

Management, as part of its analysis, considered Staff Accounting Bulletin (“SAB”) Topic 4.A., Subordinated Debt, which specifically addresses the balance sheet classification of an instrument issued in a legal form of debt under U.S. GAAP, Question 4 of SAB Topic 1.B.1., which management interprets as providing that the Staff does not take a position on equity versus debt classification in separate financial statements of a subsidiary when no contractual agreement exists, and ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), which provides guidance for determining whether certain freestanding financial instruments are classified as liabilities. Management has concluded from the analysis of this relevant accounting literature that the Advances are appropriately recorded within equity.

SAB Topic 4.A. provides an example of when it is not appropriate to classify a legal form of debt as equity.

“Facts: Company E proposes to include in its registration statement a balance sheet showing its subordinate debt as a portion of stockholders' equity.

Question: Is this presentation appropriate?

Interpretive Response: Subordinated debt may not be included in the stockholders' equity section of the balance sheet. Any presentation describing such debt as a component of stockholders' equity must be eliminated. Furthermore, any caption representing the combination of stockholders' equity and only subordinated debts must be deleted.”

It is important to note that as of December 31, 2017, the OP had $273.3 million of unsecured notes payable to the General Partner with annual interest rates of 5.34%, 5.18% and 4.12% which mature on August 31, 2021, December 31, 2023 and April 1, 2026, respectively. These unsecured notes represent debt and are appropriately classified as liabilities on the OP’s consolidated balance sheets. If the Advances were a legal form of debt similar to the unsecured notes, management believes the classification of a liability would then be appropriate.

Management believes that the Advances do qualify to be recorded as equity, because there is no existing contractual agreement and no terms in place requiring probable settlement at a specified event, determinable date, or on demand. Furthermore, UDR had no current or foreseeable intention to require the OP to repay the Advances. Management believes treatment for such transactions is consistent with the Staff’s interpretive response in Question 4 of SAB Topic 1.B.1. which states, “Because of the inherent difficulty in distinguishing the elements of a subsidiary’s capital structure, the staff has not insisted that the historical income statements include an interest charge on intercompany debt if such a charge was not provided in the past, except when debt specifically related to the operations of the subsidiary and previously carried on the parent’s books will henceforth be recorded in the subsidiary’s books.” Management interprets this as providing that the Staff does not take a position on equity versus debt classification in separate financial statements of a subsidiary when no contractual agreement exists. The increase in the amount of Advances from December 31, 2016 to December 31, 2017 was primarily a result of the General Partner prepaying third-party secured debt of the OP.

In addition, management believes that the transactions cited in SAB Topic 5.T., Accounting for Expenses or Liabilities Paid by Principal Stockholder(s), are similar to the transactions that the General Partner incurred on behalf of the OP and, therefore, further support equity presentation. SAB Topic 5.T. cites an example of when a company's principal shareholder transfers shares to a plaintiff to settle litigation against the company, whereby the settlement should be recognized as an expense in the company’s financial statements with a corresponding credit to contributed (paid-in) capital. SAB Topic 5.T. also states in the interpretive response that “similar accounting is required in this and other transactions where a principal stockholder pays an expense for the company, unless the stockholder’s action is caused by a relationship or obligation completely unrelated to his position as a stockholder or such action clearly does not benefit the company.” SAB Topic 5.T. continues, “The staff believes that the substance of such transactions is the payment of an expense of the company through contributions by the stockholder. Therefore, the staff believes it would be inappropriate to account for such transactions according to the

U.S. Securities and Exchange Commission

September 27, 2018

form of the transaction.”  Footnote 36 within SAB Topic 5.T. also cites an example as it relates to operational costs of a subsidiary which are incurred by the parent on its behalf: “the staff notes that AICPA Technical Practice Aids §4160 also indicates that the payment by principal stockholders of a company’s debt should be accounted for as a capital contribution.”

To assist the Staff, management summarizes its position below in support of the conclusion the Advances are appropriately recorded within equity and not as a liability.

•

As the sole General Partner of the OP, UDR has the complete discretion to control all of the operating, financing and investing activities of the OP, including the ability to authorize, issue, sell, redeem or purchase units or securities of the OP (excluding certain preferred units) without the approval of the limited partners.

•

Management does not believe that the Advances meet the essential characteristics of a liability or debt under SAB Topic 4.A., Question 4 of SAB Topic 1.B.1., or ASC 480 as the Advances have no contractual terms (i.e., no agreement in place), are not a legal form of debt, do not contain any debt-like features, and UDR has no current or foreseeable intention to require the OP to repay the Advances.

•	When contractual terms do exist, the OP does appropriately record them as a liability consistent with the unsecured notes payable to the General Partner as of December 31, 2017.

•

The Advances funded by the General Partner are a part of UDR’s central cash management program and have essentially provided capital from the General Partner to fund the OP’s operating, financing and investing activities. Management believes the Advances are similar to the transactions cited in SAB Topic 5.T., therefore, supporting classification as a component of equity.

We trust the responses above adequately address the Staff’s comment set forth in its letter dated September 20, 2018.

Please direct any comments or inquiries regarding the foregoing to the undersigned; telephone: (720) 283-6139; facsimile (303) 957-2650.

Sincerely,

/s/ Joseph D. Fisher
Joseph D. Fisher
Senior Vice President and Chief Financial Officer

Cc:	Jorge L. Bonilla, U.S. Securities and Exchange Commission
Warren L. Troupe, UDR, Inc.
Tracy L. Hofmeister, UDR, Inc.
David G. Thatcher, UDR, Inc.
David M. Lynn, Morrison & Foerster LLP